UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

 (Name of Issuer)

American Depositary Shares, each representing ten Series B Shares

 (Title of Class of Securities)

40051E202

(CUSIP Number)

Ligia C. González Lozano, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: +(52 55) 5133-2500

With a copy to:

Glenn M. Reiter, Esq.
Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,746,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 37,746,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Corporativo Galajafe, S.A de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,746,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 37,746,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to American Depositary Shares, each representing ten Series B shares, without par value (the “Series B Shares”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Issuer”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012, filed by Grupo ADO, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico (“ADO”), relating to the Series B Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.  Identity and Background.

Item 2 is hereby amended and supplemented by replacing the first paragraph thereof with the following first paragraph and by inserting after the last paragraph thereof the following second, third, fourth and fifth paragraphs:

This Schedule 13D is being jointly filed by ADO and Corporativo Galajafe, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico (“Corporativo Galajafe” and, together with ADO, the “Reporting Persons”), by virtue of the acquisition of the beneficial ownership of the Issuer’s Series B Shares as described in item 4 of Schedule 13D. The acquisition was completed on January 4, 2012. ADO owns 99% of the total capital stock of Corporativo Galajafe, which owns 37,746,290 Series B Shares, representing 13.6% of the outstanding Series B Shares of the Issuer. In addition, Corporativo Galajafe owns 49% of the outstanding shares of ITA, which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer. The agreement between the Reporting Persons to jointly file this Amendment No. 1 in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit C.

The business address of Corporativo Galajafe is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.

Corporativo Galajafe primarily serves as a holding company for the Series B Shares and for 49% of the outstanding shares of ITA.

Mr. Luis Fernando Lozano Bonfil, a citizen of Mexico, is the sole director of Corporativo Galajafe and the General Manager of ADO’s Development Division since January 2008 (the “Galajafe Related Person”). The business address of the Galajafe Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.

During the last five years, neither Corporativo Galajafe nor, to the knowledge of the Reporting Persons, the Galajafe Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The information set forth in Item 4 is incorporated by reference in this Item 3.

On January 4, 2012, the Reporting Persons, pursuant to the Stock Purchase Agreement, directly and indirectly, acquired 37,746,290 Series B Shares of the Issuer for an aggregate purchase price of US$196,645,542 with cash and cash equivalents on hand and with a portion of the proceeds of a loan from Banco Santander (Mexico), Institución de Banca Múltiple and Grupo Financiero Santander that ADO borrowed on January 3, 2012 in connection with the Stock Purchase Agreement and ITA Stock Purchase Agreement. The amount of such loan is US$40,000,000. The loan accrued interest at an annual rate of 1.7082% for the initial seven day-period. The loan matured on January 10, 2012, and was renewed by ADO for an additional seven day period. The loan currently has an interest at an annual rate of 1.7963% and will mature on January 17, 2012, unless renewed by ADO for additional seven day periods. The foregoing is qualified in its entirety by reference to the promissory note filed as Exhibit D to this Schedule 13D, which is incorporated by reference.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by replacing the fourth paragraph thereof with the following first paragraph and by inserting after the last paragraph thereof the following second paragraph:

The acquisition was completed on January 4, 2012. ADO owns 99% of the total capital stock of Corporativo Galajafe, which owns 37,746,290 Series B Shares, representing 13.6% of the outstanding Series B Shares of the Issuer. In addition, Corporativo Galajafe owns 49% of the outstanding shares of ITA, which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer.

Other than as described in Schedule 13D, Corporativo Galajafe and, to the knowledge of the Reporting Persons, without independent verification, the Galajafe Related Person have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that Corporativo Galajafe intends to appoint a member to the board of directors of the Issuer at the next annual meeting of shareholders. Corporativo Galajafe, however, retains the right to acquire additional Series B Shares, to sell some or all of its Series B Shares, or to modify its plans with respect to any of the matters of the type described in subparagraphs (a)-(j) of Item 4.  Any such purchases, sales or other transactions, plans or proposals may be made at any time without additional prior notice.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

(a) –(b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Grupo ADO, S.A. de C.V. (through Corporativo Galajafe, S.A. de C.V.)	37,746,290(1)	13.6%(2)	37,746,290	0	37,746,290	0
Corporativo Galajafe, S.A. de C.V.	37,746,290(1)	13.6%(2)	37,746,290	0	37,746,290	0

(1)
The Reporting Persons may be deemed, for U.S. federal securities law purposes, to be the beneficial owners of 37,746,290 Series B Shares acquired pursuant to the Stock Purchase Agreement.  The Reporting Persons, however, are not for U.S. federal securities law purposes, the beneficial owners of the 22,950,000 Series BB Shares which are the subject of the ITA Side Letter and the Reporting Persons disclaim beneficial ownership of all such Series BB Shares. The Series BB Shares may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Consequently, the total amount of Series B Shares deemed to be beneficially owned by the Reporting Persons include the amount of Series B Shares acquired pursuant to the Stock Purchase Agreement, but not the number of Series B Shares into which the Series BB Shares are convertible, subject to the condition described above.

(2)	The Issuer has 277,050,000 Series B Shares outstanding, as reported by the Issuer in Item 7 of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on May 5, 2011.

(c)  Except as set forth in Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Related Persons or the Galajafe Related Person have engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Persons, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.

(e) Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The information set forth in Items 3 and 4 is incorporated herein by reference in this Item 6.

Except as disclosed in this Schedule 13D, there are no contracts, understandings or relationships among the Reporting Persons and any third person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit C	Joint Filing Agreement, dated January 13, 2012, by and between Grupo ADO, S.A. de C.V. and Corporativo Galajafe, S.A. de C.V.

Exhibit D	Promissory note, dated January 10, 2012, issued by Grupo ADO, S.A. de C.V. to Banco Santander (Mexico), Institución de Banca Múltiple and Grupo Financiero Santander

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012	Grupo ADO, S.A. de C.V. /s/Ligia C. González Lozano Name: Ligia C. González Lozano Title: General Counsel
Date: January 13, 2012	Corporativo Galajafe, S.A. de C.V. /s/Luis Fernando Lozano Bonfil Name: Luis Fernando Lozano Bonfil Title: Director

EXHIBIT INDEX

Exhibit No.	Description
C	Joint Filing Agreement, dated January 13, 2012, by and between Grupo ADO, S.A. de C.V. and Corporativo Galajafe, S.A. de C.V.
D	Promissory note, dated January 10, 2012, issued by Grupo ADO, S.A. de C.V. to Banco Santander (Mexico), Institución de Banca Múltiple and Grupo Financiero Santander